Exhibit 99.1

NEWS RELEASE

Toronto, December 22, 2023

Cobre Panama Environmental Stewardship Update

Franco-Nevada Corporation (“Franco-Nevada”) (TSX: FNV) (NYSE: FNV) notes that its partner, First Quantum Minerals Ltd. (“First Quantum”), has provided an update in respect of its position regarding the next steps required for the responsible environmental stewardship of the Cobre Panama mine site and First Quantum’s intention to pursue all appropriate legal avenues to protect its investment and rights.

For more detailed information, please refer to First Quantum’s news release dated December 22, 2023.

Franco-Nevada will also pursue all appropriate legal avenues to enforce its rights and protect its investment in Panama.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Sandip Rana
President & Chief Executive Officer	Chief Financial Officer
416-306-6305	416-306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to the responsible environmental stewardship of the Cobre Panama mine and the exercise of available legal rights by First Quantum and Franco-Nevada. The outcome of these matters, the failure to restart production from the mine, the inability to achieve agreement on appropriate mining concession arrangements, and further steps in respect thereof by the Panamanian government and courts could have a material adverse impact on the revenue Franco-Nevada derives from its streaming arrangements relating to Cobre Panama and on Franco-Nevada’s results of operations and financial condition. There can be no assurance that such forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions relating to Franco-Nevada’s business and assets, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.